Exhibit 16.1

KPMG LLP Suite 1000 401 Commerce Street Nashville, TN 37219-2422

March 29, 2017

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for CapStar Financial Holdings, Inc. and subsidiary (‘CapStar’) and, under the date of March 13, 2017, we reported on the consolidated financial statements of CapStar as of and for the years ended December 31, 2016 and 2015. On March 28, 2017, we were dismissed. We have read CapStar’s statements included under item 4.01 of its Form 8-K dated March 29, 2017, and we agree with such statements, except that we are not in a position to agree or disagree with CapStar’s statements in the sixth paragraph of Item 4.01.

Very truly yours,

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with

KPMG International Cooperative (“KPMG International”), a Swiss entity.